Exhibit 12

SemGroup Corporation

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Successor				Predecessor
	Nine	Nine				Eleven
	months	months			December	months
	2012	2011	2011	2010	2009	2009	2008	2007
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(12,541)	$(4,157)	$(14,598)	$(142,678)	$(45,341)	$3,542,002	$(1,761,609)	$(368,588)
Add:
Fixed Charges	10,195	52,304	64,249	90,078	7,551	17,171	128,520	119,155
Amortizaton of capitalized interest	1,316	1,291	1,741	1,691	140	1,528	1,522	911
Distributed earnings of equity investees	33,472	19,911	27,459	5,768	0	0	0	0
Subtract:
Capitalized interest	433	531	901	428	13	2,648	10,684	6,194

Pretax income as adjusted	32,009	68,818	77,950	(45,569)	(37,663)	3,558,053	(1,642,251)	(254,716)

Fixed charges:
Interest expense	7763	49,321	60,208	86,133	7,169	12,041	110,789	105,169
Interest capitalized	433	531	901	428	13	2,648	10,684	6,194

	8,196	49,852	61,109	86,561	7,182	14,689	121,473	111,363
Portion of rents representative of an appropriate interest factor	1,999	2,452	3,140	3,517	369	2,482	7,047	7,792

Total fixed charges	$10,195	$52,304	$64,249	$90,078	$7,551	$17,171	$128,520	$119,155

Ratio of earnings to fixed charges	3.1	1.3	1.2	See Note 1	See Note 2	207.2	See Note 3	See Note 4

Note 1: Earnings for the year ended December 31, 2010 were insufficient to cover fixed charges by $136 million.

Note 2: Earnings for the month ended December 31, 2009 were insufficient to cover fixed charges by $45 million.

Note	3: Earnings for the year ended December 31, 2008 were insufficient to cover fixed charges by $1,771 million.
Note	4: Earnings for the year ended December 31, 2007 were insufficient to cover fixed charges by $374 million.